EXHIBIT 99.1

Centerra Gold Reports Explosion at Langeloth; No Fatalities or Significant Environmental Releases

TORONTO, Jan. 30, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) has suspended operations at its Langeloth Metallurgical Facility (“Langeloth”) near Pittsburgh, Pennsylvania following an explosion on January 29, 2026 at approximately 6:15 p.m. Eastern Time, which was a result of an uncontrolled mixture of chemicals leading to an uncontained chemical reaction adjacent to the acid plant. No fatalities were reported, but two contractors were taken to hospital with injuries, and two employees were taken to hospital for precautionary reasons. Presently, there is no indication of a significant environmental release. The relevant regulatory agencies and authorities have been notified. The Company is currently assessing Langeloth’s estimated downtime and will provide an update when more information is available.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.